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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

CLARY CORPORATION (Name of Issuer)

CLARY CORPORATION (Name of Person(s) Filing Statement)

COMMON SHARES, $1.00 PAR VALUE SERIES A PREFERRED SHARES, $5.00 PAR VALUE (Title of Class of Securities)

182720102—Common Shares None—Series A Preferred Shares (CUSIP Number of Class of Securities)

Donald G. Ash
Treasurer and Chief Financial Officer
Clary Corporation
1960 South Walker Avenue
Monrovia, CA 91016
(626) 359-4486
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

With a Copy to:
Nick E. Yocca, Esq.
Numan J. Siddiqi, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Transaction Valuation*	Amount of Filing Fee
$2,605,412(1)	$239.70(2)

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 1,282,067 common shares at a purchase price of $2.00 per share, (ii) options to purchase 17,800 common shares net of the exercise price and (iii) 5,272 Series A preferred shares at a purchase price of $5.50 per share, in each case net to the seller in cash. Such number is based on the latest information received from Clary Corporation and assumes (a) 1,282,067 common shares and 5,272 Series A preferred shares outstanding (in each case excluding shares beneficially owned by Dynamic Power Corporation) as of November 5, 2002, (b) the exercise of options to purchase 17,800 common shares on or prior to the expected consummation of the tender offer and (c) an average exercise price of $1.31 per share for eligible options.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for Fiscal Year 2003 issued on November 22, 2002.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $239.70

Form(s) or Registration No.: Schedule TO-T/13E-3

Filing Party: Dynamic Power Corporation

Date(s) Filed: December 17, 2002

INTRODUCTION

        This Schedule 13E-3 Transaction Statement, being filed on behalf of Clary Corporation, a California corporation (the "Company"), relates to the offer by Dynamic Power Corporation, a California corporation (the "Purchaser") owned and controlled by Addmaster Corporation and members of the John G. Clary family, to purchase all of the outstanding common shares, $1.00 par value per share, and Series A preferred shares, $5.00 par value per share, of Clary Corporation, at a price of $2.00 per share for common shares and $5.50 per share for Series A preferred shares (the "Offer Price"), in each case net in cash, without interest on the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase"), the accompanying Letter of Transmittal, and other related documents (which, as amended from time to time, together constitute the "Offer"). The Purchaser is offering to pay holders of vested employee stock options having exercise prices of less than the $2.00 per share (the "Option Shares" and together with the outstanding common shares and Series A preferred shares, the "Shares") $2.00 per Option Share less the applicable per share exercise price and any required withholding taxes for each Option Share purchased in the Offer.

        All information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Schedule TO-T/13E-3 and (iv) the Solicitation/Recommendation Statement on Schedule 14D-9 filed on behalf of the Company on December 17, 2002, (the "Schedule 14D-9"), including, with respect to each of the foregoing, all schedules and annexes thereto and all supplements and/or further amendments thereto, is incorporated herein by reference in response to all items of this Schedule 13E-3.

Item 1. Summary Term Sheet.

        The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)    Name and Address.    The name of the subject company is Clary Corporation. The address of the principal executive offices of the Company is 1960 South Walker Avenue, Monrovia, California 91016. The telephone number of the Company at its principal executive offices is (626) 359-4486.

        (b)    Securities.    The information set forth in the Schedule 14D-9 under Item 1 entitled "Subject Company Information," and in the Offer to Purchase under Section 15 entitled "Certain Information Concerning the Company" is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in the Offer to Purchase under Section 14 entitled "Price Range of Shares; Dividends; Purchases of Shares" is incorporated herein by reference.

        (d)    Dividends.    The information set forth in the Offer to Purchase under Section 14 entitled "Price Range of Shares; Dividends; Purchases of Shares" and the subsection of Section 14 entitled "Purchases of Shares" is incorporated herein by reference.

        (e)    Prior Public Offerings.    Not applicable.

        (f)    Prior Stock Purchases.    The information set forth in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with the Company," the subsection of Section 1 entitled "Clary family and Addmaster Ownership Summary," Section 14 entitled "Price Range of Shares; Dividends; Purchases of Shares" and the subsection of Section 14 entitled "Purchases of Shares" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)-(c)    Name and Address; Business and Background of Entities; Business and Background of Natural Persons.    The Company is both the subject company and the filing person in this Schedule 13E-3. The information set forth in the Schedule 14D-9 under Item 1 entitled "Subject

Company Information" and Item 3 entitled "Past Contacts, Transactions, Negotiations and Agreements" and in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with the Company," Section 8 entitled "Interests of Certain Persons in the Transaction," Section 15 entitled "Certain Information Concerning the Company," Schedule I and Schedule II is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Schedule 14D-9 under Item 2 entitled "Identity and Background of Filing Person," Item 3 entitled "Past Contacts, Transactions, Negotiations and Agreements," Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under the captions "Summary Term Sheet," "Introduction," "Special Factors" and "The Tender Offer," and in Section 1 entitled "Background of the Offer; Contacts with the Company," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company," Section 3 entitled "Position of the Purchaser Regarding Fairness of the Offer," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser; Plans for the Company," Section 5 entitled "Rights of the Shareholders in the Offer and Merger," Section 7 entitled "Certain Effects of the Transaction; Possible Effect of the Offer on the Market for the Common Shares; Pacific Exchange Listing; Margin Regulations and Exchange Act Registration," Section 8 entitled "Interests of Certain Persons in the Transaction," Section 9 entitled "Terms of the Offer," Section 10 entitled "Procedures for Tendering Shares," Section 11 entitled "Withdrawal Rights," Section 12 entitled "Acceptance for Payment and Payment," Section 13 entitled "Certain U.S. Federal Income Tax Consequences," Section 18 entitled "Certain Agreements," Section 19 entitled "Certain Conditions of the Offer," and Section 21 entitled "Certain Legal Matters" is incorporated herein by reference.

        (c)    Different Terms.    The information set forth in the Offer to Purchase under Section 8 entitled "Interests of Certain Persons in the Transaction" is incorporated herein by reference.

        (d)    Appraisal Rights.    The information set forth in the Offer to Purchase under Section 5 entitled "Rights of Shareholders in the Offer and Merger," Section 21 entitled "Certain Legal Matters" and Schedule A is incorporated herein by reference.

        (e)    Provisions for Unaffiliated Security Holders.    The information set forth in the Schedule 14D-9 under Item 4 entitled "The Solicitation or Recommendation" and Item 8 entitled "Additional Information," and in the Offer to Purchase under the caption "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company," Section 3 entitled "Position of the Purchaser Regarding Fairness of the Offer" and Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

        (a)-(c), (e)    Transactions; Significant Corporate Events; Negotiations or Contacts; Agreements Involving the Subject Company's Securities.    The information set forth in the Schedule 14D-9 under Item 3 entitled "Past Contacts, Transactions, Negotiations and Agreements" and Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with the Company," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company," Section 3 entitled "Position of the Purchaser Regarding Fairness of the Offer," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser; Plans for the Company," Section 8 entitled "Interests of Certain Persons in the Transaction," Section 15 entitled "Certain Information Concerning the Company," Section 16 entitled "Certain Information Concerning the Purchaser" and Section 18 entitled "Certain Agreements" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (b), (c)(1)-(8)    Use of Securities Acquired; Plans.    The information set forth in the Schedule 14D-9 under Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under the caption entitled "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser; Plans for the Company," and Section 7 entitled "Certain Effects of the Transaction; Possible Effects of the Offer on the Market for the Shares; Pacific Exchange Listing; Margin Regulations and Exchange Act Registration" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)-(d)    Purposes; Alternatives; Reasons; Effects.    The information set forth in the Schedule 14D-9 under Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under the captions "Introduction," "Summary Term Sheet," and "Special Factors," and in Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser; Plans for the Company," and Section 7 entitled "Certain Effects of the Transaction, Possible Effect of the Offer on the Market for the Shares; Pacific Exchange Listing; Margin Regulations and Exchange Act Registration" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        (a)-(f)    Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors; Other Offers.    The information set forth in the Schedule 14D-9 under Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under the caption entitled "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company," and Section 3 entitled "Position of the Purchaser Regarding Fairness of the Offer" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a)-(c)    Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.    The information contained in the Offer to Purchase under Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference. The Opinion of The Mentor Group, which is attached as Annex A and filed as Exhibit (a)(11) to the Schedule 14D-9, and the report of The Mentor Group, which is attached as Annex B and filed as Exhibit (a)(12) to the Schedule 14D-9, are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

        (a), (b), (d)    Source of Funds; Conditions; Borrowed Funds.    The information contained in the Offer to Purchase under Section 17 entitled "Source and Amount of Funds" is incorporated herein by reference.

        (c)    Expenses.    The information contained in the Offer to Purchase under Section 22 entitled "Fees and Expenses" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information contained in the Schedule 14D-9 under Item 3 entitled "Past Contacts, Transactions, Negotiations and Agreements," and in the Offer to Purchase under Section 8 entitled "Interests of Certain Persons in the Transaction," Section 14 entitled "Price Range of Shares; Dividends; Purchases of Shares," Section 15 entitled "Certain Information

Concerning the Company," and Section 16 entitled "Certain Information Concerning the Purchaser" is incorporated herein by reference.

        (b)    Securities Transactions.    The information contained in the Schedule 14D-9 under Item 6 entitled "Interest in Securities of the Subject Company," and in the Offer to Purchase under Section 15 entitled "Certain Information Concerning the Company" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

        (d)-(e)    Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others.    The information set forth in the Schedule 14D-9 under Item 4 entitled "The Solicitation or Recommendation," and in the Offer to Purchase under the captions entitled "Introduction" and "Summary Term Sheet" and in Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose; Reasons and Alternatives of the Company" is incorporated herein by reference.

Item 13. Financial Statements.

        (a)    Financial Information.    The audited financial statements for the Company's 2000 and 2001 fiscal years are incorporated herein by reference beginning on page 4 of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 21, 2002. The Company's quarterly report on Form 10-QSB reporting the results of the nine-month period ended September 30, 2002 and filed with the Securities and Exchange Commission on November 8, 2002 is incorporated herein by reference.

        (b)    Pro Forma Information.    Not applicable.

Item 14. Person/Assets, Retained, Employed, Compensated or Used.

        (a)-(b)    Solicitations or Recommendations; Employees and Corporate Assets.    The information contained in the Schedule 14D-9 under Item 5 entitled "Persons/Assets Retained, Employed, Compensated or Used," and in the Offer to Purchase under Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" and Section 22 entitled "Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

        (b)    Other Material Information.    All information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Schedule TO-T/13E-3 and (iv) the Schedule 14D-9, including, with respect to each of the foregoing, all schedules and annexes thereto and all supplements and/or further amendments thereto, is incorporated herein by reference in response to all items of this Schedule 13E-3.

Item 16. Exhibits.

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase, dated as of December 17, 2002*
Exhibit (a)(2)	Letter of Transmittal**
Exhibit (a)(3)	Notice of Guaranteed Delivery**
Exhibit (a)(4)	Notice of Conditional Exercise**
Exhibit (a)(5)	Instructions for Conditional Exercise for Tender of Option Shares**
Exhibit (a)(6)	Memorandum to Eligible Option Holders**
Exhibit (a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(8)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
Exhibit (a)(10)	Text of Joint Press Release issued by Dynamic Power Corporation and Clary Corporation on December 17, 2002***
Exhibit (a)(11)	Letter to shareholders of Clary Corporation, dated December 17, 2002****
Exhibit (c)(1)	Opinion of The Mentor Group, dated as of December 17, 2002*****
Exhibit (c)(2)	The report of The Mentor Group, dated November 6, 2002******
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of December 17, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (d)(2)	Agreement for Non-Use and Disclosure of Confidential Information, dated as of November 14, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (f)(1)	Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*******

*	Incorporated by reference to Exhibit (a)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
**	Incorporated by reference to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
***	Incorporated by reference to Exhibit (a)(12) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
****	Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*****	Incorporated by reference to Exhibit (a)(11) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
******	Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*******
Incorporated by reference to Schedule A of the Offer to Purchase dated December 17, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARY CORPORATION

Dated: December 17, 2002	By:	/s/ DONALD G. ASH
	Name:	Donald G. Ash
	Title:	Treasurer and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase, dated as of December 17, 2002*
Exhibit (a)(2)	Letter of Transmittal**
Exhibit (a)(3)	Notice of Guaranteed Delivery**
Exhibit (a)(4)	Notice of Conditional Exercise**
Exhibit (a)(5)	Instructions for Conditional Exercise for Tender of Option Shares**
Exhibit (a)(6)	Memorandum to Eligible Option Holders**
Exhibit (a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(8)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
Exhibit (a)(10)	Text of Joint Press Release issued by Dynamic Power Corporation and Clary Corporation on December 17, 2002***
Exhibit (a)(11)	Letter to shareholders of Clary Corporation, dated December 17, 2002****
Exhibit (c)(1)	Opinion of The Mentor Group, dated as of December 17, 2002*****
Exhibit (c)(2)	The report of The Mentor Group, dated November 6, 2002******
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of December 17, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (d)(2)	Agreement for Non-Use and Disclosure of Confidential Information, dated as of November 14, 2002, between Dynamic Power Corporation and Clary Corporation**
Exhibit (f)(1)	Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*******

*	Incorporated by reference to Exhibit (a)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
**	Incorporated by reference to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
***	Incorporated by reference to Exhibit (a)(12) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.
****	Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*****	Incorporated by reference to Exhibit (a)(11) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
******	Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.
*******
Incorporated by reference to Schedule A of the Offer to Purchase dated December 17, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by Dynamic Power Corporation on December 17, 2002.

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Person/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
INDEX TO EXHIBITS